Exhibit 99.1

TSX: GOLD NYSE: GLDG

FOR IMMEDIATE RELEASE

GoldMining Announces Voting Results

Vancouver, British Columbia – May 16, 2024 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE: GLDG) is pleased to announce that at its annual general meeting held on May 16, 2024 (the "Meeting"), all nominees listed in its management information circular dated March 25, 2024 were elected as directors of the Company.

A quorum of 32.49% of the votes attached to the outstanding shares of the Company was present in person or by proxy at the Meeting.

Each of the following eight nominees proposed by management was elected as a director. The results of such vote were as follows:

Director	Total Votes For	Total Votes	% of Votes For
Amir Adnani	31,193,565	33,899,057	92.02%
David Garofalo	31,215,384	33,903,847	92.07%
Garnet Dawson	32,014,502	33,896,287	94.45%
David Kong	31,947,337	33,891,443	94.26%
Gloria Ballesta	23,184,218	33,903,827	68.38%
Hon. Herb Dhaliwal	31,896,964	33,886,279	94.13%
Mario Bernardo Garnero	32,045,008	33,901,443	94.52%
Anna Tudela	31,853,340	33,903,835	93.95%

In addition, at the Meeting, shareholders approved the appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as the Company’s auditor for the ensuing year.

Detailed voting results for the Meeting are available on SEDAR+ at www.sedarplus.ca.

About GoldMining Inc.

The Company is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas.  Through its disciplined acquisition strategy, the Company now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia and Peru. The Company also owns approximately 21.5 million shares of Gold Royalty Corp. (NYSE American: GROY), 9.9 million shares of U.S. GoldMining Inc. (Nasdaq: USGO), and 26.7 million shares of NevGold Corp. (TSXV:NAU). See www.goldmining.com for additional information.

For additional information, please contact:

GoldMining Inc.

Amir Adnani, Co-Chairman, David Garofalo, Co-Chairman

Alastair Still, CEO

Telephone: (855) 630-1001

Email: info@goldmining.com